

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 29, 2006

Mr. Myles Lee
Finance Director
CRH public limited company
Belgard Castle
Clondalkin, Dublin 22

> **RE:** **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 1-32846**

Dear Mr. Lee:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 5 – Operating and Financial Review and Prospects, page 31

Interest Cover Ratio, page 34

1. Given your presentation of the EBITDA interest cover ratio, please disclose what ratio you must maintain for compliance with your covenants. In addition, please disclose the reasonably likely effects of non-compliance with your covenants on your financial condition and liquidity. Please see Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies, page 48

2. Your reference to your critical accounting policies does not provide the level of detail required by SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

   • Types of assumptions underlying the most significant and subjective estimates;

   • Sensitivity of those estimates to deviations of actual results from management's assumptions; and

   • Circumstances that have resulted in revised assumptions in the past.

Liquidity and Capital Resources, page 51

3. Please enhance your disclosure regarding the changes in your operating cash flows as depicted in your statement of cash flows. Specifically, consider discussing the changes in your group operating income, depreciation charges, working capital, interest paid, and overseas corporation tax. See the SEC Interpretive Release No. 33-8350.

4. Please revise your table in which you provide an analysis of the maturity profile of debt, finance and operating leases and deferred acquisition consideration to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 18 – Financial Statements

Consolidated Statements of Cash Flows, page F-5

5. We note that you have reported your cash flows from operating activities using the indirect method. In this regard, please tell us what consideration you gave beginning with your Consolidated Statement of Income line item "Income before tax" rather than "Operating income". Refer to paragraph 18(b) and 20 of IAS 7 as well as Appendix A to IAS 7.

Statement of Significant Accounting Policies – Adoption of IFRS – Early adoption, page F-8

6. You indicate on page F-7 under the caption, "Statement of compliance" that the Consolidated Financial Statements for the years presented would be no different had IFRS as issued by the IASB had been applied. However, you also indicate that upon early adoption of IAS 39 you took into account the prohibition on the fair valuation of financial liabilities imposed by the version of IAS 39 approved by the European Union. Please fully explain this difference between IFRS as issued by the IASB and as approved by the European Union and help us to understand why this apparent difference in accounting did not result in dissimilar financial statements.

Statement of Significant Accounting Policies – Property, plant and equipment, page F-13

7. Tell us what consideration you have given to disclosing how you have determined your mineral reserves. Since you have not identified a US GAAP difference in this regard, we assume that you only recognize proven and probable reserves and that the amount of depletion you recognize in each period is based on proven and probable reserves as defined by Industry Guide 7. Please also confirm that for US GAAP purposes you have applied the guidance set forth in EITF 04-3 "Mining Assets: Impairment and Business Combinations" in connection with your acquisition and impairment analysis of your mining assets. Please also address the impact that EITF 04-6 "Accounting for Stripping Costs Incurred during Productions in the Mining Industry" may have on your US GAAP financial information.

Statement of Significant Accounting Policies – Business combinations, page F-14

8. We note that you include contingent consideration in the cost at the acquisition date if the adjustment can be reliably estimated. We note however that paragraph 32 of IFRS 3 requires that the adjustment be probable. Please confirm that you applied the probable and reliably estimable criteria in determining the amount of contingent consideration recognized.

9. We note that you have not provided an adjustment for the difference in accounting for contingent consideration for US GAAP purposes. Specifically, for US GAAP purposes contingent consideration should only be recognized at the acquisition date if such amounts are determinable.   The consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt. That is, for US GAAP purposes, contingent consideration usually should be recorded when the contingency is resolved and the consideration is issued or becomes issuable. We also note that such amounts would not be discounted for US GAAP purposes. Refer to paragraphs 25 through 27 of SFAS 141 and address the need to discuss this accounting difference in your reconciliation to US GAAP.

Note 9 – Group Share of Associates' Income After Tax, page F-36

10. Please advise us as to how you met the disclosure requirements, as applicable, set forth in paragraphs 37(a), (b), and 40 of IAS 28.

Note 10 – Income Tax Expense, page F-36

11. Please tell us how you have met the disclosure requirements, as applicable, set forth in paragraphs 81(d)-(g) and (i) of IAS 12. If there are specific disclosures that do not apply to you, please tell us in detail why they are not applicable.

Note 12 – Earnings Per Ordinary Share, page F-39

12. We note that you have presented basic and diluted earnings per share excluding amortization of intangibles. This per share information does not appear to be contemplated by IAS 33. Please address the appropriateness of this presentation under IFRS. If such presentation is appropriate, please clarify for US readers that this presentation is not allowable under US GAAP.

Note 33 – Acquisition of Subsidiaries and Joint Ventures, page F-71

13. We note that you have recognized approximately 30% of the cost of the acquisitions completed in 2005 as goodwill. In light of this, please tell us what consideration you have given to the disclosure requirements set forth in paragraph 67(h) of IFRS 3, with particular emphasis on presenting descriptions of each intangible asset not recognized separately from goodwill.

Note 34 – Reconciliation from Irish GAAP to IFRS – Other Options availed of on transition, page F-77

14. We refer you to your discussion of the early implementation of IAS 32 and 39. You indicate that the effective date of the revised versions of IAS 32 and IAS 39 is January 1, 2005. Please reconcile this disclosure to your disclosure on page F-8 which indicates that only certain amendments to IAS 39 have not yet been applied by the Group. Please confirm that the amendments referred to on page F-8 are the same as the revised versions you refer to on page F-77.

Note 36 – Summary of Significant Differences Between IFRS and U.S. GAAP, page F-86

15. Please disclose within this footnote operating income on a U.S. GAAP basis. In this regard, please note that (i) gains and losses on the sale of long-lived assets that are not a component of an entity are required to be included in arriving at US GAAP operating income pursuant to paragraph 45 of SFAS 144 as well as (ii) the interest component on the defined benefit pension obligations. Also clarify that for US GAAP purposes the excess of fair value of identifiable net assets over consideration paid is classified as an extraordinary gain rather than a component of operating income.

Note 36 – Summary of Significant Differences Between IFRS and U.S. GAAP – (ii) derivatives page F-87

16. We note that accounting for a cash flow hedge of a forecasted transaction can result in a basis difference when the forecasted transaction results in the recognition of a non-financial asset or liability under IFRS and U.S. GAAP. Please address for us why you have not addressed this difference in your reconciliation to U.S. GAAP. In this regard, since page F-19 indicates that you apply the guidance in paragraph 98(b) of IAS 39 we assume there should be an accounting difference upon the application of paragraph 31 of SFAS 133 for U.S. GAAP purposes.

Note 36 – Summary of Significant Differences Between IFRS and U.S. GAAP – (iv)
Goodwill and intangible assets, F-88 and F-89

17. We refer you to your disclosure in the last paragraph of this caption which
indicates that the difference between the intangible asset amortization figure
under IFRS and U.S. GAAP is attributable to the fact that IFRS 3 Business
Combinations was applied prospectively with the effect from the transition date to
IFRS and therefore does not mirror the application date for SFAS 141 and SFAS
142 under U.S. GAAP, which have been applied with effect from January 1,
2002. Provide for us supplementally and revise future filings to more fully
discuss this difference. Specifically address why the timing of the application of
IFRS and SFAS 141 and SFAS 142 caused this difference in amortization.
Address whether the underlying identified intangible assets differ and/or their
useful lives.

Note 37 – Supplemental Guarantor Information, page F-110

18. In future filings, clarify that your guarantor, CRHA, is 100% owned rather than
wholly-owned, as there are definitional differences between these terms. Refer to
Rule 3-10 of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys
your responses to our comments and provides any requested information. Detailed
letters greatly facilitate our review. Please file your supplemental response on
EDGAR as a correspondence file. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange Act of 1934 and that they have
provided all information investors require for an informed decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief